Exhibit 99.1

Therapix Biosciences Announces Positive Topline Results From Phase IIa Clinical Trial of THX-110 for Obstructive Sleep Apnea Program

Study meets its primary endpoint

TEL AVIV, Israel, Nov. 13, 2019 /PRNewswire/ — Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today topline results from its Phase IIa clinical study at Assuta Hashalom Medical Center in Israel, suggesting that THX-110, a combination of dronabinol (∆ -9-tetrahydracannabinol, THC) and CannAmide™ (palmitoylethanolamide, PEA), positively affects symptoms in adult subjects with obstructive sleep apnea (OSA).

The study was a single-arm, open-label trial, in which each subject received one daily treatment, each day for 30 days of THX-110 via oral administration and was followed-up for a period of 30 days. Ten subjects participated in the study and received THX-110 at Assuta Hashalom Medical Center in Israel. The primary endpoint of the study was to assess the performance of THX-110 in the treatment of adult patients suffering from OSA, as measured by the Apnea–Hypopnea Index (AHI), the gold standard for assessing OSA severity. This measurement evaluates quality of sleep before and after the treatment. Treatment was given in a dose titration regimen with a maximum dose of THX-110 consisting of 10mg dronabinol and 800mg PEA.

The study was conducted under the leadership of Professor Yaron Dagan, Head of the Sleep Medicine Institute at Assuta, and Principal Investigator, Dr. Lilach Kemer.

Of the 10 patients recruited into the study, nine patients have completed the study and one has dropped out of the study due to treatment associated adverse event (dizziness). Among the remaining nine patients, 55% demonstrated significant improvement in AHI values (t-test; AHI mean difference 0.013, p<0.05), where average baseline (AHI: 24.2 +/- 5.0) dropped to endpoint (AHI: 11.2 +/- 6.8), marking a reduction of around 54%. Two patients reported mild side effects which were resolved, when the dosages of THC were reduced to 5mg/day. In general, THX-110 therapy was well tolerated and has exhibited no serious adverse events.

“We are extremely pleased with the obtained results which confirm and re-inforce our previous observation with THX-110,” said Ascher Shmulewitz, M.D., Ph.D, Chairman and Interim CEO at Therapix. “Moreover, the proprietary platform on which THX-110 is based on is another example of the successful implementation of the Therapix entourage effect,” Dr. Shmulewitz continued. “Though initially the study was planned to include more subjects, the encouraging tendency of the results led us to the decision to reduce the study sample size and finalize the study in order to move to the next stage of this program.”

“OSA is a medical disorder that affects about 10% of the adult population with significant medical consequences, such as hypertension, ischemic heart disease and sleepiness; which can lead to road and work accidents,” said Prof. Dagan. “The main treatment available is using a continuous positive airway pressure device every night, which has a very low compliance. This pioneering study of a successful medical treatment is very promising.”

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain; and an additional drug development program based on non-psychoactive cannabinoid Cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the benefits of its product candidates and the next stages of clinical programs. Such offers are only preliminary and may not result in a new merger agreement, or if they do, any such merger will be subject to conditions. Further, we may change our development plans. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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